UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 5, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 5 October 2009

Stephane Richard appointed Deputy CEO in charge of Operations in France

Louis-Pierre Wenes, the current Deputy CEO in charge of Operations in France, has asked Didier Lombard, Chairman and CEO of France Telecom, to relieve him of his responsibilities. Didier Lombard has accepted this request and thanks Louis-Pierre for all that he has accomplished since December 2002 and for the significant contribution that he has made to the turnaround and the performance of the Group.

As of today, Stephane Richard is appointed Deputy CEO in charge of Operations in France.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 (25.5 billion euros in the first half of 2009) and, at 30 June 2009, a customer base of 186 million customers in 32 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 124.5 million customers. At the first half of 2009, the Group had 125.5 million mobile customers and 13.4 million broadband Internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press contact  +33 1 44 44 93 93

Beatrice Mandine, beatrice.mandine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 5, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer